FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of July 2007
CGG Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Veritas and OHM enter into a Strategic Alliance
CGG Veritas to acquire a 15 per cent interest in OHM
(ISIN: FR0000120164 — NYSE: CGV)
Paris, July 18, 2007
CGG Veritas is delighted to announce that it has entered into a strategic operating alliance with Offshore Hydrocarbon Mapping plc (“OHM”) under which both companies will jointly develop the global market for Controlled Source Electromagnetic imaging (“CSEM”) and capitalise on seismic and CSEM integration opportunities.
In addition, CGG Veritas has entered into an agreement to acquire 15 per cent of OHM’s share capital at a price of 240 pence per share.
These agreements are conditional on OHM’s shareholders approval.
Both companies will benefit from this operating alliance as it will provide CGG Veritas with access to the CSEM technology, and OHM with an immediate access to the marketing and operational network of a world leader of the seismic industry. Research has shown that there is potentially highly valuable information to be gained from the combination of seismic and CSEM datasets as these technologies make complementary measurements which, when properly combined, can lead to quantitative measurement of important rock and fluid properties such as permeability and hydrocarbon saturation. CGG Veritas believes the combination of seismic and CSEM data will be of significant value to oil companies in managing their reservoirs and in enhancing recovery from their subsurface reserves.
Robert Brunck, Chairman and CEO of CGG Veritas commented:
“CGG Veritas has recognized the potential of ElectroMagnetic (EM) technology since its early days and has been very interested by OHM’s rapid technological developments and industrial track record. We believe that EM technology will continue to develop in the coming years as a recognized hydrocarbon presence confirmation tool and become a natural complement to seismic technology. We are confident that this strategic alliance will allow our two companies to strengthen our complementary activities and better serve our customers through our wide range of imaging technologies”.
Dave Pratt, CEO of OHM commented:
“I am particularly delighted to work jointly with CGG Veritas in a cooperation that will accelerate our market penetration and further develop our business, while improving the E&P performance of our clients as Seismic and EM imaging will be increasingly combined.”
About CGG Veritas:
CGG Veritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.
CGG Veritas is listed on the Eurolist of Euronext Paris SA (ISIN: FR0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

About OHM:
Offshore Hydrocarbon Mapping (www.ohmsurveys.com) is a leading provider of Controlled Source Electromagnetic imaging (CSEM) services, including surveying, data processing, and data interpretation services to the offshore oil industry. OHM is a public limited company whose shares are traded on the Alternative investment Market of the London Stock Exchange under the symbol “OHM”. The main offices are in Aberdeen.
Originally formed in 2002 as a spinout from the UK’s prestigious National Oceanography Centre with venture capital funding, OHM has completed in excess of 50 CSEM surveys spanning four continents as well as numerous reprocessing and interpretation projects using data collected by third parties.

Contacts Investor Relations:
Paris: Christophe Barnini Tel.: +33 1 64 47 38 10 invrelparis@cggveritas.com
Houston: Hovey Cox Tel.: (1) 832 351 8821 invrelhouston@cggveritas.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CGG Veritas
33 avenue du Maine — BP 191
75755 — PARIS CEDEX 15

Date: July 18th, 2007	By /s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP